[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

November 7, 2011

Via Facsimile and Edgar
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         West End Indiana Bancshares, Inc.
Registration Statement on Form S-1 (Registration Number 333-175509)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join West End Indiana Bancshares, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 noon on November 10, 2011, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Allan D. Jean
Allan D. Jean
Vice President